
07003887


SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH. D.C.
186
SECTION

SECURITIES AND EXCHANGE COMMISSION

BB 3/13

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SEC FILE NUMBER
8- 32673

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MTL Equity Products, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1200 Jorie Boulevard
(No. and Street)

Oak Brook	**Illinois**	**60522-9006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffery K. Hoelzel **(630) 990-1000**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 South Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14

OATH OR AFFIRMATION

I, **Jeffery K. Hoelzel**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **MTL Equity Products, Inc.**, as of **December 31**, 20**06**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Notary Public 2/26/07


"OFFICIAL SEAL"
Cheryl L. Puziss
Notary Public, State of Illinois
My Commission Exp. 01/14/2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplemental Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MTL Equity Products, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2006

Contents

0608-0760611

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
MTL Equity Products, Inc.

We have audited the accompanying statement of financial condition of MTL Equity Products, Inc. (a wholly owned subsidiary of MTL Holdings, Inc.) (the Company) as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MTL Equity Products, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 17, 2007

MTL Equity Products, Inc.

Statement of Financial Condition

December 31, 2006

Assets	
Cash	$ 619,203
Commissions receivable	61,515
Agent balances receivable	14,747
Prepaid expenses	23,734
Investment – common stock *(Note 1)*	46,185
Broker deposit	25,000
Property and equipment *(Note 1)*	1,279
	$ 791,663
Liabilities and stockholder's equity	
Due to MTL Insurance Company *(Note 4)*	$ 243,801
Commissions payable	52,288
Other accounts payable and accrued liabilities	17,795
Deferred taxes payable	11,041
	324,925
Stockholder's equity:	
Common stock, $1 par value:	
Authorized – 1,000 shares; issued and outstanding – 360 shares (owned by MTL Holdings, Inc.)	360
Additional paid-in capital	359,640
Retained earnings	106,738
	466,738
	$ 791,663

See accompanying notes to financial statements.

MTL Equity Products, Inc.

Statement of Operations

Year Ended December 31, 2006

Revenues	
Commissions:	
Variable annuity and variable life sales	$ 1,795,380
Mutual fund sales	1,755,387
Securities sales	205,413
Investment advisory income *(Note 4)*	667,019
Other income	50,940
	4,474,139
Expenses	
Commissions	3,193,223
Administrative charges from MTL Insurance Company *(Note 4)*	310,493
Other general and administrative expenses	306,840
	3,810,556
Income before income taxes	663,583
Current income taxes	212,681
Deferred income taxes	202
Total taxes	212,883
Net income	$ 450,700

See accompanying notes to financial statements.

MTL Equity Products, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholder's Equity
Balance at January 1, 2006	$ 360	$ 359,640	$ (73,962)	$ 286,038
Net income	–	–	450,700	450,700
Dividend paid to parent	–	–	(270,000)	(270,000)
Balance at December 31, 2006	$ 360	$ 359,640	$ 106,738	$ 466,738

See accompanying notes to financial statements.

MTL Equity Products, Inc.

Statement of Cash Flows

Year Ended December 31, 2006

Operating activities	
Net income	$ 450,700
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	10,759
Increase in receivables	(4,362)
Decrease in prepaid expenses	18,885
Change in unrealized gain on investment	(11,005)
Decrease in due to MTL Insurance Company	(146,309)
Increase in other liabilities	37,893
Net cash provided by operating activities	356,561
Financing activities	
Dividend paid to parent company	(270,000)
Net increase in cash	86,561
Cash at beginning of year	532,642
Cash at end of year	$ 619,203
Supplemental disclosure of cash flow information:	
Income taxes paid	$ 182,421

See accompanying notes to financial statements.

MTL Equity Products, Inc.

Notes to Financial Statements

Year Ended December 31, 2006

1. Nature of Operations and Significant Accounting Policies

Organization

MTL Equity Products, Inc. (the Company) was incorporated in 1984 to act as an insurance agent, broker, producer, and intermediary in the solicitation of purchases of insurance and securities products. The Company is a wholly owned subsidiary of MTL Holdings, Inc., which, in turn, is a wholly owned subsidiary of Mutual Trust Holding Company.

The Company is primarily involved in the sale of mutual funds and variable annuities with 76% of total mutual fund sales placed with the American Funds, Putnam Funds, Oppenheimer Funds, AllianceBernstein Funds, and Franklin Templeton Distributors and 76% of total variable annuities placed with ING Group, Jackson National, Pacific Life, AXA Equitable, and Allianz during 2006. Approximately, 72% of the Company's 2006 business was transacted in Michigan and Illinois. Additionally, five registered representatives produced 39% of the total revenue in 2006.

The Company clears its securities transactions on a fully disclosed basis through Mesirow Financial, Inc. (the clearing broker).

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment

The Company's property and equipment, which consists of database hardware and software, are reported at cost, less accumulated depreciation, with depreciation recorded on a straight-line basis for hardware over three years and for software over five years. The depreciation period is based on the estimated useful life of the assets. Depreciation expense for 2006 was $10,759, and accumulated depreciation at December 31, 2006, was $59,834.

1. Nature of Operations and Significant Accounting Policies (continued)

Commissions

Commission revenue for the sale of mutual funds and variable annuities is recorded when earned by the Company. Commission revenue for the sale of securities is recorded on a trade-date basis as securities transactions occur.

Commission expense is recorded commensurate with the earning of commission revenue.

Investments

The Company owns NASDAQ common stock purchased through a private offering. The common stock is carried at fair value and is determined using an independent pricing source. Unrealized gains or losses are recognized in other income.

2. Income Taxes

The Company is included in the consolidated federal income tax return and combined state income tax return filed by Mutual Trust Holding Company. Federal and state taxes have been provided for in these financial statements on a separate entity basis at the effective tax rate of the Company. The difference between the effective tax rate and the statutory tax rate is due to an adjustment to the book tax accounts in 2006 to recognize the amounts reported in the Company's tax returns over several years.

The Company has a deferred tax liability at December 31, 2006, relating to temporary differences in depreciation and unrealized gains on investments.

3. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company is required to maintain minimum net capital equal to the greater of 6 2/3% of aggregate indebtedness, as defined, or $50,000. At December 31, 2006, the Company had net capital of $420,050, exceeding the requirements by $370,050. At December 31, 2006, the ratio of aggregate indebtedness to net capital was 0.77 to 1. The net capital rules may effectively restrict the payment of advances, dividends, or other equity withdrawals.

4. Related-Party Transactions

The Company reimburses MTL Insurance Company (MTLIC), another subsidiary of the Company's parent, for certain shared expenses incurred by MTLIC on behalf of the Company. In 2006, these reimbursements totaled $310,493. Additionally, at December 31, 2006, the Company owed MTLIC $243,801, which includes the shared expenses as well as all other payments made by MTLIC on behalf of the Company

The Company also has a fee-based agreement to provide investment guidance to MTLIC. The agreement, which was approved by the Illinois Department of Insurance, generated fees in 2006 of $667,019.

5. Transactions With Customers

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2006, there were no amounts to be indemnified to the clearing broker for these customer accounts.

6. Commitments and Contingencies

The Company is occasionally a defendant in various legal actions. The Company's management believes that the resolution of these actions will not have a material adverse effect on the Company's financial position or results of operations.

Supplemental Information

Schedule I

MTL Equity Products, Inc.

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2006

Aggregate indebtedness		
Total liabilities	$	324,925
Net capital		
Stockholder's equity	$	466,738
Less nonallowable assets:		
Prepaid expenses		23,734
Nonallowable receivables		14,747
Property and equipment, net		1,279
Total nonallowable assets		39,760
Net capital before haircuts		426,978
Haircuts on common stock		6,928
Net capital	$	420,050
Capital requirements		
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $50,000)	$	50,000
Net capital in excess of requirement		370,050
Net capital as above	$	420,050
Ratio of aggregate indebtedness to net capital		0.77 to 1

There are no material differences between the net capital computation included above and the Company's unaudited Focus Part IIA filing as of December 31, 2006.

Schedule II

MTL Equity Products, Inc.

Statement Regarding Rule 15c3-3

Year Ended December 31, 2006

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors
MTL Equity Products, Inc.

In planning and performing our audit of the financial statements of MTL Equity Products, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 17, 2007

END